Exhibit (a)(5)(I)

FOR IMMEDIATE RELEASE

November 9, 2007

PERKINELMER ANNOUNCES SUCCESSFUL COMPLETION OF CASH

TENDER OFFER FOR VIACELL

WALTHAM and CAMBRIDGE, Mass. – PerkinElmer, Inc. (NYSE: PKI), a global leader in Health Sciences, today announced the successful completion of its tender offer to acquire all outstanding shares of common stock of ViaCell, Inc. (Nasdaq: VIAC), at a price of $7.25 per share, in cash.

The initial offering period for the tender offer expired at 12:00 midnight, New York City time, at the end of Thursday, November 8, 2007, with approximately 37.9 million shares of ViaCell common stock being tendered, including approximately 6.8 million shares tendered under guaranteed delivery procedures, for $7.25 per share. All shares that were validly tendered and not withdrawn have been accepted for purchase. The shares tendered and accepted for purchase represent more than 90% of the outstanding shares of ViaCell common stock.

Merger

PerkinElmer intends to promptly acquire all of the remaining ViaCell shares by means of a short-form merger under Delaware law at the same price per share paid in the tender offer. Upon completion of the merger, ViaCell will become an indirect wholly owned subsidiary of PerkinElmer.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between PerkinElmer and ViaCell, the expected timetable for completing the proposed transaction, and any other statements about PerkinElmer or ViaCell managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the possibility that certain closing conditions to the transaction will not be met, the ability to consummate the transaction, the ability of PerkinElmer to successfully integrate ViaCell’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in PerkinElmer’s Annual Report on Form 10-K for the year ended December 31, 2006, and in ViaCell’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, each of which has been filed with the SEC. Except as otherwise required by law, PerkinElmer and ViaCell disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

About PerkinElmer

PerkinElmer, Inc. is a global technology leader driving growth and innovation in Health Sciences and Photonics markets to improve the quality of life. PerkinElmer, Inc. reported revenues of $1.55 billion in 2006, has 8,500 employees serving customers in more than 125 countries, and is a component of the S&P 500 Index. Additional information is available through www.perkinelmer.com or 1-877-PKI-NYSE.

About ViaCell

ViaCell, Inc. is a biotechnology company dedicated to enabling the widespread application of human cells as medicine. ViaCell markets ViaCord, a product offering through which families can preserve their baby’s umbilical cord blood at the time of birth for possible future medical use in treating over 40 diseases including certain blood cancers and genetic diseases. ViaCell is also working to leverage its commercial infrastructure and product development capabilities by developing ViaCyteSM, a product candidate being studied for its potential to broaden reproductive choices for women through the cryopreservation of human unfertilized eggs. ViaCell also conducts research and development primarily to investigate other potential therapeutic uses of umbilical cord blood-derived stem cells and on technology for expanding populations of these cells. ViaCell’s pipeline is focused in the areas of cancer, cardiac disease, and diabetes. Additional information about ViaCell is available online at http://www.viacellinc.com. Additional information about ViaCord is also available at http://www.viacord.com.

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For further information:

PerkinElmer Investor Contact:	PerkinElmer Media Contact:

Michael A. Lawless	Kevin J. Lorenc
(781) 663-5659	(781) 663-5701

ViaCell Investor and Media Contact

Justine E. Koenigsberg

(617) 914-3494